JSI TRANSACTION ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	161,815
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(6,376)
Change in prepaid expenses and deposits		2,491
Change in accounts payable		871
Change in due to parent		2,800
NET CASH PROVIDED BY OPERATING ACTIVITIES		161,601
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(200,000)
NET CASH USED BY FINANCING ACTIVITIES		(200,000)
NET DECREASE IN CASH		(38,399)
CASH AND CASH EQUIVALENTS:		
Beginning of year		111,904
End of year	$	73,505

See accompanying notes.